For immediate release	EXHIBIT NO. 99.1

FAIRMONT HOTELS & RESORTS INC. PLANS TO OFFER CONVERTIBLE NOTES

TORONTO, December 1, 2003 — Fairmont Hotels & Resorts Inc. (“FHR”) (TSX/NYSE: FHR) announced that it intends to offer $225 million of convertible senior notes (the “Notes”) due December 2023. In connection with the Notes, FHR plans to grant the initial purchasers the option to purchase up to an additional $45 million aggregate principal amount of notes exercisable within 30 days from the date of the pricing of the Notes.

The Notes will be convertible into FHR common shares if the closing price of the common stock exceeds specified levels or in certain other circumstances. The final terms of this offering, which is expected to close on December 8, have not yet been fixed.

FHR intends to use the net proceeds of the offering to reduce borrowings under its credit facility.

The 20-year Notes are only being offered to qualified institutional buyers in accordance with Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and outside of the United States in compliance with Regulation S under the Securities Act. The Notes have not been and will not be registered under the Securities Act and may not be offered or sold in the United States, or to or for the benefit of U.S. persons, absent registration or an applicable exemption from registration requirements. This press release is being issued in accordance with Rule 135c under the Securities Act. The Notes have not been qualified by a prospectus filed in Canada, and are not being offered or sold to or for the benefit of persons in Canada.

This press release does not constitute an offer to sell or the solicitation of an offer to buy these securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Fairmont Hotels & Resorts Inc.
FHR is one of North America’s leading owner/operators of luxury hotels and resorts. FHR’s managed portfolio consists of 81 luxury and first-class properties with more than 32,000 guestrooms in Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. It holds an 83.5% controlling interest in Fairmont Hotels & Resorts (“Fairmont”), North America’s largest luxury hotel management company, as measured by rooms under management. Fairmont manages 42 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs, Fairmont Le Château Frontenac and The Fairmont Scottsdale Princess. FHR also holds a 100% interest in Delta Hotels, Canada’s largest first-class hotel management company, which manages and franchises a portfolio of 38 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 24 properties, two large undeveloped land blocks and an approximate 35% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties.

Contacts:	M. Jerry Patava Executive Vice President and Chief Financial Officer Tel: 416.874.2450	Emma Thompson Executive Director Investor Relations Tel: 416.874.2485 Email: investor@fairmont.com Website: www.fairmont.com